April 24, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	TripAdvisor, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 15, 2013

File No. 001-35362

Dear Ms. Collins:

TripAdvisor, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated April 16, 2013 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. The Company respectfully requests an extension until May 13, 2013 to respond to the Comment Letter. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than May 13, 2013. Should you have any questions regarding the request made herein, please do not hesitate to contact me at (617) 570-1021. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Michael J. Minahan
Michael J. Minahan
Goodwin Procter LLP

cc:	Seth Kalvert, TripAdvisor, Inc.